FORM 6-K

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**

02047318

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

PE



For the period from June 19, 2002 to July 23, 2002

Metallica Resources Inc.

*(Translation of registrant's name into English)*

36 Toronto Street, Suite 1000
Toronto, Ontario M5C 2C5 Canada

*(Address of principal executive office)*



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F ________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ________ No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the report to be signed on its behalf by the undersigned, thereunto duly authorized.

METALLICA RESOURCES INC.

By: ______________________

Name: Bradley J. Blacketor
Title: Chief Financial Officer

Dated: July 23, 2002

The following attached documents are filed under this Form 6-K:

Exhibit A: Metallica Resources Inc. press release dated July 23, 2002

Exhibit A

# PRESS RELEASE

**METALLICA**
RESOURCES INC

**Press Release No. 02-08**

## METALLICA RESOURCES ANNOUNCES COMMENCEMENT OF DRILLING AT ITS LOS COLORADOS PROJECT, CHILE

Toronto, Ontario – July 23, 2002 - Metallica Resources Inc. (TSE: MR, OTC BB: METLF) is pleased to announce the commencement of a 1,500 meter drilling program at its Los Colorados property in Region III Chile. Los Colorados, at an average elevation of 2,800 meters, is located approximately 45 kilometers east of Vallenar and 35 kilometers west of Metallica's El Morro Project. The property was identified by the MIMK Program, a generative exploration effort that was initiated following the successful discovery of copper-gold mineralization on the El Morro Project. The MIMK Program is designed to explore for El Morro analogues in the surrounding region, and is based upon Metallica's ability to recognize El Morro type targets at both regional and local scales. The Los Colorados property covers 3,200-hectares. Metallica's ownership is 100% with no underlying royalties or agreements.

Since acquiring the property, work by Metallica has included field mapping and alteration studies, geochemical sampling, and a recently completed 25 line-kilometer Induced Polarization (IP) survey. The results of this latest work confirm the presence of a strong IP-resistivity anomaly over an area approximately four kilometers long by one and one-half kilometers wide. Metallica's objective at Los Colorados is to confirm potential extensions to a secondary copper enrichment blanket identified previously by a major mining company, as well as to evaluate the potential for primary copper-gold mineralization at depth.

The 1,500-meter program of combined reverse circulation and diamond core drilling is now underway. Results will be released once drilling has been completed and all assays and quality control checks have been received and verified.

Mr. Ritch Hall, Metallica's CEO, stated, "We are very excited with the positive results obtained to date at Los Colorados. We are most anxious to drill the property as it represents our first test of several prospective El Morro analogues generated and acquired through our MIMK Program."

Metallica Resources is a Canadian precious metals exploration and development company focused on Latin America. The company is well funded and has 32.4 million common shares outstanding. Visit Metallica Resources' web site at www.metal-res.com and send e-mail to metallica@metal-res.com.

CONTACT: Ritch Hall, President and CEO, (303) 796-0229, Ext. 304

THE STATEMENTS IN THIS PRESS RELEASE THAT ARE NOT HISTORICAL FACTS CONTAIN FORWARD LOOKING INFORMATION. THESE STATEMENTS ADDRESS FUTURE EVENTS INVOLVING KNOWN AND UNKNOWN RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO VARY MATERIALLY FROM PROJECTED RESULTS. THESE RISKS AND UNCERTAINTIES INCLUDE THOSE DESCRIBED IN METALLICA'S FORM 20-F.